1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	August 25, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

CHANGES IN ACCOUNTING POLICIES

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I. SUMMARY OF CHANGES OF ACCOUNTING POLICIES

In 2014, nine revised and new Accounting Standards for Business Enterprises were issued by the Ministry of Finance of the People’s Republic of China, including “Accounting Standards for Business Enterprises No.2 – Long-term Equity Investment” and “Accounting Standards for Business Enterprises No.30 – Presentation of Financial Statements”, which have been implemented from 1 July 2014. According to relevant requirements, Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) has adopted the aforesaid Accounting Standards for Business Enterprises in its 2014 interim report and made retrospective adjustments to relevant items and amounts.

On the second meeting of the sixth session of the board of directors of the Company held on 22 August 2014, the resolution in relation to changes in accounting policies and adjustments to relevant items and amounts was approved unanimously by the directors of the Company.

II. DESCRIPTION OF CHANGES IN ACCOUNTING POLICIES AND ITS IMPACT ON THE COMPANY

1.	Long-term Equity Investment

According to “Accounting Standards for Business Enterprises No.2 – Long-term Equity Investment”, the Company made adjustments to the measurement policies of long-term equity investment under the Chinese accounting standards. In particular, equity investment, which has control or significant influence, and equity investment of a joint venture, which has joint control will be measured into long-term equity investment; equity investment which has no control, joint control or significant influence, nor any offer in active market and whose fair values cannot be reliably measured, should be measured by financial instruments, and retrospective adjustments should be made to relevant items in previous periods. Specifically, the long-term equity investment of RMB 38.503 million as at the end of 2013, which had no control, joint control or significant influence, has been retrospectively transferred to available-for-sale financial assets.

Unit: RMB ‘000

Items	Amounts as at the end of annual report period of 2013	Amounts as at the beginning of interim report of 2014	Differences
Available-for-sale financial assets	173,057	211,560	38,503
Long-term equity investment	3,271,810	3,233,307	-38,503

2. Presentation of Financial Statements

According to “Accounting Standards for Business Enterprises No.30 – Presentation of Financial Statements” and its application guidelines, the Company made adjustments to the presentation of financial statements. The relevant adjustments include the additional presentation of “items that may be reclassified to profit or loss in subsequent accounting periods upon fulfilment of required conditions” and “items that may not be reclassified to profit or loss in subsequent accounting periods” under “other comprehensive income” of the income statement.

The Company made adjustments to the presentation of financial statements in its 2014 interim report pursuant to the requirements of this standard, and retrospectively adjusted the presentation of comparable statements, such results are set out as follows:

Unit: RMB ‘000

Items under balance sheet	31 December 2013	Reclassified amount	31 December 2013 (Restated)
Deferred income	—	62,327	62,327
Other non-current liabilities	62,327	-62,327	—
Capital reserve	2,427,026	678,954	3,105,980
Difference on foreign currency translation	-3,142,877	3,142,877	—
Other comprehensive income	—	-3,821,831	-3,821,831

Items under income statement	January - June 2013	Additionally disclosed amounts	January - June 2013 (Restated)
Other comprehensive income	-2,181,241	—	-2,181,241
(1). Other comprehensive income that may not subsequently reclassified to profit or loss	—	—	—
(2). Other comprehensive income that may subsequently reclassified to profit or loss	—	-2,181,241	-2,181,241
1. Profit or loss on changes in fair value of available-for-sale financial assets	—	-17,806	-17,806
2. Valid part of hedging profit or loss of cash flows	—	-313,257	-313,257
3. Difference on foreign currency translation	—	-1,850,178	-1,850,178

3. Other newly revised and promulgated standards only have impact on the descriptions of financial report accounting standards. The Company has made amendments and disclosures to the relevant descriptions of the accounting policies in the financial report.

The changes in accounting policies and retrospective adjustments to relevant items and amounts have no significant impact on the assets, liabilities, profit or loss, cash flows of the Company under the Chinese accounting standards, and have no impact on the financial statements of the Company which were prepared in accordance with the International Financial Reporting Standards.

III. CONCLUSIVE OPINIONS OF THE INDEPENDENT DIRECTORS, SUPERVISORY COMMITTEE AND AUDITORS

The independent directors and the supervisory committee of the Company are of the opinion that, pursuant to the requirements of nine revised and new Accounting Standards for Business Enterprises issued by the Ministry of Finance, including “Accounting Standards for Business Enterprises No.2 – Long-term Equity Investment” and “Accounting Standards for Business Enterprises No.30 – Presentation of Financial Statements”, the Company has: (1) made adjustments to the measurement policies of long-term equity investment; (2) made amendments to the presentation of financial statements; (3) made supplemental and additional disclosure in the financial statements regarding descriptions of accounting policies relating to other revised and new standards. Subsequent to the changes in accounting policies, the Company made retrospective adjustments to relevant items and amounts.

The changes in accounting policies and retrospective adjustments to relevant items and amounts are in compliance with the relevant requirements of laws, regulations and accounting policies, and could give an objective and fair review of the financial conditions and operating results of the Company. It has no significant impact on the assets, liabilities, profit or loss, cash flows of the Company under the Chinese accounting standards, have no impact on the financial statements of the Company which were prepared in accordance with the International Financial Reporting Standards, and will not affect the interests of the Company and its shareholders. It is approved to make such changes in the accounting policies of the Company.

The auditor of the Company, Shine Wing Certified Public Accountants (special general partnership) has issued the “Special Explanation on Changes in Accounting Policies of Yanzhou Coal Mining Company Limited”, and are of the opinion that, the aforesaid changes of accounting policies of the Company are in compliance with the requirements of the Accounting Standards for Business Enterprises.

By order of the board of directors
Yanzhou Coal Mining Company Limited Li Xiyong
Chairman of the Board

Zoucheng City, Shandong Province, the PRC

22 August 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC